Filed by Archrock, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Archrock Partners, L.P.

Commission File Number: 001-33078

Archrock, Inc. (AROC) Acquisition of Archrock Partners, L.P. (APLP) Tax Frequently Asked Questions (FAQs)

On January 2, 2018, Archrock, Inc. (NYSE: AROC) (“Archrock” or “AROC”) and Archrock Partners, L.P. (NASDAQ: APLP) (“Archrock Partners” or “APLP”) announced a definitive merger agreement for AROC to acquire all of the outstanding common units of APLP that it does not already own.

THIS DOCUMENT IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONTAIN A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME TAX CONSEQUENCES RELATED TO THE TRANSACTION, INCLUDING THE RECEIPT, OWNERSHIP AND DISPOSITION OF SHARES OF ARCHROCK COMMON STOCK RECEIVED IN THE TRANSACTION. EACH HOLDER OF ARCHROCK PARTNERS COMMON UNITS IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER RELATED TO THE TRANSACTION, INCLUDING THE RECEIPT, OWNERSHIP AND DISPOSITION OF SHARES OF ARCHROCK COMMON STOCK RECEIVED IN THE TRANSACTION, TAKING INTO ACCOUNT EACH HOLDERS’ OWN PARTICULAR CIRCUMSTANCES.

1.	When is the transaction expected to close?

2.	What consideration will I receive for my APLP units?

3.	Will Archrock personnel be able to help with my tax-related questions?

4.	What are the expected U.S. federal income tax consequences to the APLP unitholders resulting from the transaction?

5.	What are the expected state and local income tax consequences to the APLP unitholders resulting from the transaction?

6.	What are the expected U.S. federal income tax consequences to the AROC stockholders resulting from the transaction?

7.	What tax documents will I receive after the close of the transactions? When should I expect to receive a K-1?

8.	What is my tax basis in my new shares of AROC?

9.	Will AROC continue being a corporation that generates an IRS Form 1099?

10.	Will I receive dividends after the transaction?

11.	What type of dividend does AROC pay?

12.	Can I access the Registration Statement, Proxy Statement / Prospectus and other documents filed with the SEC by AROC and APLP online?

13.	Can you provide a phone number for additional questions?

1.	When is the transaction expected to close?

The transaction is expected to close in the second quarter of 2018.

2.	What consideration will I receive for my APLP units?

Holders of APLP units will receive 1.4 shares of AROC common stock for each APLP unit. However, no fractional shares of AROC common stock will be issued; instead, the fractional shares each investor otherwise would be entitled to receive will be aggregated together and rounded up to the nearest whole share of AROC common stock.

3.	Will Archrock personnel be able to help with my tax-related questions?

If you have tax related questions, you are strongly urged to contact, and rely upon, a tax advisor familiar with partnership taxation, and specifically, the taxation of Master Limited Partnership unitholders. Archrock personnel do not provide personal tax advice.

4.	What are the expected U.S. federal income tax consequences to the APLP unitholders resulting from the transaction?

The transaction should result in APLP unitholders being considered to have sold their APLP units for AROC shares in a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. holder of APLP units should recognize a gain or loss on the receipt of AROC shares in exchange for APLP units.

You will not be able calculate your final gain or loss on the transaction until you receive your final APLP Schedule K-1 and supporting documentation (expected to be delivered in March 2019).

Prior to that time, you can estimate your gain or loss from the transaction through the following process:

1.              First, calculate your estimated consideration received in the transaction by multiplying the number of APLP units you own by 1.4 to estimate the number of whole shares of AROC common stock you will receive.

a.              For the whole share component, multiply the number of whole shares by AROC’s stock price. (Note in the final calculation you will use the closing price of AROC stock on the transaction close date.)

b.              For the fractional share component, add all of the fractional shares you would expect to receive and round up to the nearest whole share.

c.               The total “Sales Price” is the value of the whole share component plus the value of the fractional share component.

2.              Next, calculate your adjusted tax basis in APLP units.

a.              You can currently obtain an estimated adjusted basis in your units from your 2016 K-1. Reduce this amount by the distributions you have received in 2017. (Note in the final calculation, you can use the adjusted basis on your 2018 K-1 issued in March 2019, which will include the impact of your share of the partnership income or loss allocated to you in 2017 and 2018 as well as distributions given to you in 2017 and 2018.)

b.              You can revise this estimate in March 2018, when you receive your 2017 K-1 and adjust it for any distributions you have received in 2018.(Note the 2017 K-1 will not include your portion of 2018 partnership income or loss nor your 2018 distributions received. You will not be able to perform the final calculation until March 2019, when you receive your 2018 K-1.)

c.               Please consult your tax advisor for help in determining your tax basis.

3.              Next, calculate your gain or loss by subtracting your estimated adjusted tax basis in APLP units from your consideration received in the transaction or “sales price.”

4.              Once you have estimated your gain or loss on the transaction, consider the impact of the passive activity loss limitations rules. Any ordinary gain generated from the transaction may be reduced by any passive loss carryforwards, to the extent such passive loss carryforwards are available.

The tax consequences of the transaction to each APLP unitholder will be unique and depend on the APLP unitholder’s particular facts and circumstances. You should consult your own tax advisor to determine the specific consequences to you of the transaction, including under the laws of any applicable state, local or foreign jurisdiction, and under any applicable U.S. federal laws other than those pertaining to income taxes.

You can also visit the website https://www.taxpackagesupport.com/aplp to estimate your gain or loss on this transaction via the online K-1 support. Unitholders not registered with the website will need to register to access the website. Please note the gain/loss calculator will currently calculate a unitholder’s estimated gain or loss based on the unitholders tax basis at December 31, 2016. In March 2018, it will be able to estimate your gain or loss with 2017 information. It will not have final information from the transaction close until March 2019. Any ordinary gain generated from the transaction may be reduced by any passive loss carryforwards to the extent such passive loss carryforwards are available.

THE LINK TO THE TAX PACKAGE SUPPORT WEBSITE IS PROVIDED FOR CONVENIENCE ONLY, AND THE INFORMATION CONTAINED ON THE TAX PACKAGE SUPPORT WEBSITE IS EXPRESSLY NOT INCORPORATED BY REFERENCE INTO THIS DOCUMENT. YOUR ORIGINAL BASIS INFORMATION WAS PROVIDED TO THE OPERATOR OF THE TAX PACKAGE SUPPORT WEBSITE BY YOUR BROKER AND YOU SHOULD CONSULT YOUR BROKER AND TAX ADVISOR TO CONFIRM YOUR BASIS INFORMATION. ARCHROCK DOES NOT OPERATE THE WEBSITE, CANNOT GUARANTEE THE ACCURACY OF THE INFORMATION ON THE WEBSITE AND DISCLAIMS ANY RESPONSIBILITY FOR SUCH INFORMATION.

5.	What are the expected state and local income tax consequences to the APLP unitholders resulting from the transaction?

The taxable transaction may have state and local income tax consequences in the various jurisdictions in which we conduct business or own property or in which an APLP unitholder is a resident. You should consult your own tax advisor to determine the specific state and local income tax consequences to you of the transaction.

6.	What are the expected U.S. federal income tax consequences to the AROC stockholders resulting from the transaction?

The transaction will not have any tax consequences for AROC stockholders that do not own any APLP units.

7.	What tax documents will I receive after the close of the transactions? When should I expect to receive a K-1?

APLP unitholders: You will receive a final Tax Package that will include a Schedule K-1, an Ownership Schedule, a Sales Worksheet, and a State Tax Schedule (expected to be delivered in March 2019).

AROC stockholders: You will not receive any tax documents as a result of the APLP transaction.

8.	What is my tax basis in my new shares of AROC?

A U.S. holder’s tax basis in the shares of AROC common stock received in the transaction should equal the closing AROC share price on the transaction close date. The holding period for these shares will begin on the date after the transaction closes.

9.	Will AROC continue being a corporation that generates an IRS Form 1099?

Yes. AROC stockholders will receive an annual IRS Form 1099-DIV reflecting their dividend income.

10.	Will I receive dividends after the transaction?

AROC has previously paid quarterly dividends and expects to continue to pay quarterly cash dividends to its stockholders. Management expects to recommend a ten percent increase to the quarterly dividend rate per share to the AROC board for the first quarterly dividend following the close of the transaction. However, AROC cannot guarantee that any dividends will be declared or paid in the future.

11.	What type of dividend does AROC pay?

AROC is classified as a corporation for U.S. federal income tax purposes. A distribution of cash by AROC to a U.S. stockholder will generally be included in the U.S. stockholder’s income as ordinary dividend income to the extent of AROC’s current and accumulated ‘‘earnings and profits’’ as determined under U.S. federal income tax principles. Your 1099-DIV will note if the dividend is a taxable or non-taxable dividend. Please contact your tax advisor specific tax related questions.

12.	Can I access the Registration Statement, Proxy Statement / Prospectus and other documents filed with the SEC by AROC and APLP online?

Once these materials are filed, they will be available online at www.sec.gov and on Archrock’s investor relations website at http://www.archrock.com/aroc and http://www.archrock.com/aplp.

13.	Can you provide a phone number for additional questions?

Yes, you can call 1-877-527-6399 if you have additional tax related questions.

Forward-Looking Statements

All statements in this communication (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Archrock and Archrock Partners, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction to Archrock and Archrock Partners and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction or the timing thereof; the expected U.S. federal and state income tax consequences resulting from the transaction.

While Archrock and Archrock Partners believe that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on Archrock, Archrock Partners and their customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of Archrock’s and Archrock Partners’ customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; the results of any shareholder actions that may be filed relating to the restatement of Archrock’s financial statements; the potential additional costs relating to Archrock’s restatement, cost-sharing with Exterran Corporation and to addressing any reviews, investigations or other proceedings by government authorities or shareholder actions; and the performance of Archrock Partners.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in each of Archrock’s and Archrock Partners’ Annual Reports on Form 10-K for the year ended December 31, 2016, and those set forth from time to time in each party’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.archrock.com. Except as required by law, Archrock and Archrock Partners expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Archrock will file a registration statement on Form S-4, including a joint proxy statement/prospectus of Archrock and Archrock Partners, with the SEC.  INVESTORS AND SECURITY HOLDERS OF ARCHROCK AND ARCHROCK PARTNERS ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of Archrock and Archrock Partners in connection with the Archrock shareholder meeting and the Archrock Partners unitholder meeting.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Archrock and Archrock Partners with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.archrock.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Archrock, Archrock Partners and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Archrock’s proxy statement relating to its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017, and Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 23, 2017, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.